EXHIBIT 3

Dear Associates:

I want to help you stay informed about an important announcement we made this morning, which will also be available for you to read on ccity.com. Our board of directors has authorized our financial advisor, Goldman Sachs & Co., to assist the company in exploring strategic alternatives. This means that the board will thoroughly evaluate all business options to best determine the most effective and efficient way to:

      • capitalize on our strong brand and considerable assets,
      • continue to serve our customers,
      • adapt to the ongoing changes in our market and industry,
      • execute our strategy,
      • enhance value for our shareholders and
      • improve our operating results.

These options may include a joint venture, strategic alliance, sale or merger, or simply the continued execution of our current business plan.

Background on the Board’s Decision
As you know, the consumer electronics industry is changing as market trends shift toward the mass and direct channels; online rentals and downloads of video and music; and ever-smaller devices. At the same time, retailers face the challenge of selling products in the midst of a difficult economic environment, when all industries are competing for fewer consumer dollars. Despite these evolving market dynamics, we believe that there is considerable value and opportunity in the Circuit City brand and business. While we think our turnaround plan is the best way to secure that value, others may have different or additional ideas on how best to unlock this value. It is our obligation to evaluate all viable potential opportunities, and conducting a strategic review empowers us to do just that in an orderly and comprehensive way.

Blockbuster
We have agreed to allow Blockbuster Inc., and its largest shareholder Carl Icahn, to conduct due diligence on Circuit City as part of our review of strategic alternatives. As you probably recall, Circuit City had previously raised some fundamental questions concerning Blockbuster’s ability to successfully finance its proposal to acquire Circuit City and secure the necessary shareholder approval. In response to our request, Blockbuster and Mr. Icahn have now provided written answers to some of our questions, and therefore we are allowing them access to more information.

It is very important to recognize that at this time our board of directors has not determined to pursue any particular alternative. Our decision to allow Blockbuster and Mr. Icahn to conduct due diligence does not mean that the board has completed its review of the Blockbuster proposal, that the board has taken a position on the company’s value, or that it has settled upon a particular strategic course of action.

Wattles Capital Management
Separately, we announced this morning that we have reached a settlement agreement with Wattles Capital Management, LLC that will resolve the potential proxy contest. We believe that this settlement will enable us all to focus on our business plan, and allow the board to pursue this strategic alternatives process without distraction. We are pleased that this matter has been resolved in a manner that best serves the interests of the company, our Associates and our shareholders.

What this means to you
This announcement has no effect on the day-to-day operations of our business, and does not change the work we all have to do to accomplish our turnaround. It is important for each of us to remain focused on executing the elements of our turnaround plan. You have continued to execute on many of our goals despite some tough challenges. I am proud of the commitment you have demonstrated.

To provide you with more information on today’s news, we will be creating a section on ccity.com that includes a copy of the press release and an FAQ (frequently asked questions document) to address some questions you are likely to have. We are also taking steps to inform our vendor partners and investors about today’s announcement.

Keep in mind, however, that because we are engaged in this ongoing review of strategic alternatives, we are limited in the level of detail that we can provide and must adhere to certain legal restrictions and confidentiality agreements. Furthermore, our ability to gather the best information and make the best decision for Circuit City’s future could be impacted by releasing too much information before the board’s review has concluded. Therefore, the board does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until they have approved a course of action. This process will not be an overnight one, so we appreciate your patience. Please know that if it were possible and appropriate for us to offer additional information or detail at this time we would do so.

I understand that you may still have many questions not answered by these materials. While it may feel like uncharted territory, you can have confidence that we will always share with you any information that we can, when we can. But I must reiterate, the board does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until they have approved a course of action. This kind of process can take a while.

If you have questions about today’s announcement, I encourage you to send them to [redacted - internal email address]. Any questions that we are able to answer publicly, we will add to the FAQs on ccity.com. While the information may not change, you can be assured it contains the most up-to-date information that we can share.

Once again, I thank you for your commitment to our company and our customers.

Sincerely,

Phil